J. Michael Hansen Executive Vice President & Chief Financial Officer

September 28, 2021

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Jennifer Angelini

Sergio Chinos

Re:	Cintas Corporation

Form 10-K for the Fiscal Year Ended May 31, 2021
Filed July 28, 2021

File No. 000-11399

Ladies and Gentlemen:

Cintas Corporation, a Washington corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”), dated September 16, 2021 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended May 31, 2021 (the “Form 10-K”) filed by the Company on July 28, 2021.

Below are the Company’s responses. For the convenience of the Staff, the italicized numbered responses set forth below correspond to the comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended May 31, 2021

General

1.       We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s Environmental, Social and Governance Report (“ESG Report”) is designed to provide selected information regarding the Company’s ESG performance to a broad audience that includes investors, employee-partners, customers, communities, suppliers and other interested parties. As a result, the ESG Report may include detailed information, such as information regarding the Company’s efforts to reduce energy use and greenhouse gas (“GHG”) emissions, that is beyond the scope of the information that is required to be disclosed pursuant to applicable SEC rules and/or regulations. When considering whether to include climate-related disclosure in its SEC filings, including the type of climate-related disclosure provided in the ESG Report, the Company takes into account applicable SEC rules and regulations, including Item 101, Item 103, Item 105 and Item 303 of Regulation S-K, as well as the SEC’s Compliance and Disclosure Interpretations, available guidance from the Staff (including the SEC’s 2010 Commission Guidance Regarding Disclosure Related to Climate Change) and applicable standards of materiality. The Company also considers that, while certain climate-related information may be of interest to readers of the ESG Report, such information may not be material to investors in the context of an SEC filing, while SEC filings may otherwise include separate climate-related disclosure required pursuant to Regulation S-K and other applicable SEC rules, regulations and guidance. The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

Cintas Corporation     6800 Cintas Boulevard     Mason, OH 45040

Email: hansenm@cintas.com Office 513.972.2079 www.cintas.com

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

September 28, 2021

2.       In your CSR report, you state that you are committed to lowering the total amount of energy that you consume in your operations and reducing your greenhouse gas emissions. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects related to these initiatives. If material, please quantify these expenditures.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding capital expenditures for environmental compliance. For example, in the Form 10-K, the Company disclosed that “[w]hile environmental compliance is not a material component of our costs, Cintas makes capital expenditures and associated operating costs, primarily for water treatment and waste removal, on a regular basis in order to comply with environmental laws and regulations, to promote employee safety and to carry out its environmental sustainability principles.” In the Form 10-K, the Company also provided quantitative disclosure regarding environmental spending related to water treatment and waste removal, as well as capital expenditures to limit or monitor hazardous substances. As of the filing of the Form 10-K, however, the Company had not identified any material capital expenditures related to the Company’s efforts to lower its energy use and GHG emissions. The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings, including disclosure regarding material capital expenditures for these initiatives, in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

September 28, 2021

3.       To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•      decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•      increased demand for goods or services that result in lower emissions than competing products;

•      increased competition to develop innovative new services that result in lower emissions; and

•      any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations, and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding indirect consequences of climate-related regulation or business trends. As of the filing of the Form 10-K, however, the Company had not identified any material indirect consequences of climate-related regulation or business trends. The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings, including disclosure regarding the indirect consequences of climate-related regulation or business trends, in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

4.       If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

•      quantification of material weather-related damages to your property or operations;

•      potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•      any weather-related impacts on the cost or availability of insurance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations, and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding any significant physical effects of climate change on its operations and results. As of the filing of the Form 10-K, however, the Company had not identified any significant physical effects of climate change on its operations and results that were material to the Company. The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings, including disclosure regarding the significant physical effects of climate change on its operations and results, in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

September 28, 2021

5.       Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations, and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding the material effects of transition risks related to climate change. As of the filing of the Form 10-K, however, the Company had not identified any effects of transition risks related to climate change that were material to the Company. The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings, including disclosure regarding the material effects of transition risks related to climate change, in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

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If you have any questions regarding the foregoing, please do not hesitate to contact me at 513.972.2079.

Very truly yours,

/s/ J. Michael Hansen

J. Michael Hansen
Chief Financial Officer